UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Knightspoint Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,321
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,321
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Knightspoint Capital Management I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,321
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,321
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Knightspoint Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,321
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,321
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Michael Koeneke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,151
	8	SHARED VOTING POWER 102,321
	9	SOLE DISPOSITIVE POWER 5,151
	10	SHARED DISPOSITIVE POWER 102,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON David Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,239
	8	SHARED VOTING POWER 102,321
	9	SOLE DISPOSITIVE POWER 110,239
	10	SHARED DISPOSITIVE POWER 102,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 644,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 644,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,079,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,079,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Starboard Value & Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 282,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 282,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Leveraged Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,336
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,336
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

INTRODUCTION

This Amendment No. 10 (“Amendment No. 10”) amends the Schedule 13D, which was originally filed September 4, 2003, as amended to date (the “Schedule 13D”), by Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Securities, LLC, Ramius LLC (f/k/a Ramius Capital Group, LLC), C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd (f/k/a RCG Ambrose Master Fund, Ltd), Ramius Multi-Strategy Master Fund Ltd (f/k/a Ramius Master Fund, Ltd.), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, RCG Starboard Advisors, LLC and Jeffrey M. Solomon with respect to the common stock, $.40 par value, of CPI Corp., a Delaware corporation (“Company”).  Capitalized terms used but not defined herein shall have the meaning set forth in the original Schedule 13D.

The “Knightspoint Group” consists of Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Enterprise Master Fund Ltd, Ramius LLC, C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, RCG Starboard Advisors, LLC, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Value and Opportunity Master Fund Ltd and Peter A. Feld.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

Ramius Enterprise Master Fund Ltd, as the successor-in-interest to the shares of Common Stock previously reported as beneficially owned by Ramius Securities, LLC, is hereby added as a member of the Section 13(d) group as a Reporting Person.

Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”) is an exempted company organized under the laws of the Cayman Islands.  The principal business of Enterprise Master Fund is serving as a private investment fund.  Ramius Advisors, LLC serves as the investment manager of Enterprise Master Fund.  The address of the principal business and principal office of Enterprise Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Enterprise Master Fund and their respective principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

Additionally, since the filing of Amendment No. 9:

(i)	Starboard Value & Opportunity Master Fund, Ltd has changed its name to Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”);

(ii)	RCG Ambrose Master Fund, Ltd has changed its name to Ramius Merger Arbitrage Master Fund Ltd (“Merger Arbitrage Master Fund”);

CUSIP NO. 125-902106

(iii)	RCG Halifax Fund, Ltd. has changed its name to Ramius Leveraged Multi-Strategy Master Fund Ltd (“Leveraged Multi-Strategy Master Fund”); and

(iv)	Ramius Master Fund, Ltd. has changed its name to Ramius Multi-Strategy Master Fund Ltd (“Multi-Strategy Master Fund”).

As a result of a reorganization of the Reporting Persons and their affiliates, Ramius Advisors, LLC serves as the investment advisor of each of Multi-Strategy Master Fund, Merger Arbitrage Master Fund and Leveraged Multi-Strategy Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,494,714 Shares outstanding, as of December 16, 2008, which is the total number of Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 18, 2008.

As of the date hereof, the Knightspoint Group owns an aggregate of 1,943,535 shares of Common Stock, representing approximately 29.9% of the outstanding shares of Common Stock.  Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

As of the date hereof, Knightspoint Partners I, L.P. beneficially owns an aggregate of 102,321 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock.  Knightspoint Partners I, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.  By virtue of the relationships described under Item 2 of the Schedule 13D, Knightspoint Partners LLC and Knightspoint Capital Management I LLC may both be deemed to have indirect beneficial ownership of the 102,321 shares of Common Stock held by Knightspoint Partners I, L.P.  Knightspoint Partners LLC and Knightspoint Capital Management I LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it.  In addition, by virtue of the relationships described under Item 2 of the Schedule 13D, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 102,321 shares of Common Stock held by Knightspoint Partners I, L.P.  Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners I, L.P.

As of the date hereof, Mr. Koeneke individually owns an additional 5,151 shares representing less than 1% of the outstanding shares of Common Stock.  Mr. Koeneke has sole voting and dispositive power over the shares of Common Stock held by him personally.

CUSIP NO. 125-902106

As of the date hereof, Mr. Meyer individually owns an additional 110,239 shares representing approximately 1.7% of the outstanding shares of Common Stock.  Mr. Meyer has sole voting and dispositive power over the shares of Common Stock held by him personally.

As of the date hereof, Value and Opportunity Master Fund beneficially owns 797,988 shares of Common Stock, representing approximately 12.3% of the outstanding shares of Common Stock.  Value and Opportunity Master Fund has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Starboard Value and Opportunity Fund, LLC beneficially owns 282,000 shares of Common Stock, representing approximately 4.4% of the outstanding shares of Common Stock.  Starboard Value and Opportunity Fund, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Starboard Advisors, LLC, as the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value and Opportunity Fund, LLC, may be deemed to have indirect beneficial ownership of the 797,988 shares of Common Stock held by Value and Opportunity Master Fund and the 282,000 shares of Common Stock held by Starboard Value and Opportunity Fund, LLC, or 1,079,988 shares, representing approximately 16.7% of the outstanding shares of Common Stock.  RCG Starboard Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Enterprise Master Fund beneficially owns an aggregate of 216,000 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock.  Enterprise Master Fund has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.  By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 216,000 shares of Common Stock held by Enterprise Master Fund. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Leveraged Multi-Strategy Master Fund beneficially owns an aggregate of 44,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.  Leveraged Multi-Strategy Master Fund has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.  By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 44,500 shares of Common Stock held by Leveraged Multi-Strategy Master Fund. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Merger Arbitrage Master Fund beneficially owns an aggregate of 192,000 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock.  Merger Arbitrage Master Fund has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.  By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 192,000 shares of Common Stock held by Merger Arbitrage Master Fund. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

CUSIP NO. 125-902106

As of the date hereof, Multi-Strategy Master Fund beneficially owns an aggregate of 192,000 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock. Multi-Strategy Master Fund has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.  By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 192,000 shares of Common Stock held by Multi-Strategy Master Fund. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As the sole member of RCG Starboard Advisors, LLC and Ramius Advisors, LLC, Ramius LLC may be deemed to have indirect beneficial ownership of the 1,724,488 shares of Common Stock held by Ramius Advisors, LLC and RCG Starboard Advisors, LLC, representing approximately 26.6% of the outstanding shares of Common Stock.  Ramius LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

As the managing member of Ramius LLC, C4S & Co., LLC may be deemed to have indirect beneficial ownership of the 1,724,488 shares of Common Stock held by Ramius LLC, representing approximately 26.6% of the outstanding shares of Common Stock.  C4S & Co., LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

In addition, as the managing members of C4S & Co., LLC, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the 1,724,488 shares of Common Stock held by C4S & Co., LLC, representing approximately 26.6% of the outstanding shares of Common Stock.  Messrs. Cohen, Stark, Strauss, and Solomon share voting and dispositive power over the shares of Common Stock beneficially owned by them.

As of the date hereof, Mr. Feld individually owns 1,336 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock.  Mr. Feld has sole voting and dispositive power over the shares of Common Stock held by him personally.

(c) Not applicable.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) Not applicable.

CUSIP NO. 125-902106

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Enterprise Master Fund Ltd, Ramius LLC, C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, RCG Starboard Advisors, LLC, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Value and Opportunity Master Fund Ltd and Peter A. Feld have signed an Agreement to Jointly File Schedule 13D, dated January 23, 2009, which is attached to this filing.

Effective January 23, 2009, Ramius LLC entered into a Sales Plan Agreement with Cantor Fitzgerald & Co. (“Cantor”) for the purpose of establishing a trading plan to effect sales of shares of Common Stock of the Company in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.  Shares of Common Stock sold pursuant to the Sales Plan Agreement shall be sold at $10.00 per share or greater and such sales shall not exceed 15% of the daily volume of the Common Stock, excluding any block trades.  A copy of the Sales Plan Agreement is attached as an exhibit hereto and incorporated herein by reference.

The Sales Plan Agreement allows for the sale of up to an aggregate of 575,000 shares of Common Stock.  Shares of Common Stock sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby supplemented, with effect from the date of this Amendment, by adding the following exhibits:

EXHIBIT 99.1	Joint Filing Agreement, dated January 23, 2009.

EXHIBIT 99.2	Sales Plan Agreement by and between Ramius LLC and Cantor Fitzgerald & Co., dated January 23, 2009.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2009

KNIGHTSPOINT PARTNERS I, L.P.
By:	Knightspoint Capital Management II LLC
Its:	General Partner

By:	Knightspoint Partners LLC
Its:	Member

By:	/s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT I LLC
By:	Knightspoint Partners LLC
Its:	Member

By:	/s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT PARTNERS LLC

By:	/s/ David Meyer
David Meyer, Managing Member

/s/ David Meyer
David Meyer, individually and as attorney-in-fact for Michael Koeneke

STARBOARD VALUE AND OPPORTUNITY FUND, LLC		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its managing member		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

CUSIP NO. 125-902106

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, L.L.C.,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 125-902106

/s/ Peter Feld
Peter Feld, individually

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies